TWFG, Inc.
1201 Lake Woodlands Drive
Suite #4020
The Woodlands, TX 77380
July 15, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Madeleine Joy Mateo

Re:	TWFG, Inc.
Registration Statement on Form S-1
File No. 333-280439
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on July 17, 2024 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.
Please do not hesitate to contact W. Robert Shearer of Akin Gump Strauss Hauer & Feld LLP at (713) 220-5812 or Shar Ahmed at (713) 220-8126 with any questions or comments with respect to this letter and please contact either one of them by telephone call when this request for acceleration has been granted.
[Signature Page Follows]

United States Securities and Exchange Commission
July 15, 2024

TWFG, Inc.

/s/ Richard F. Bunch III
Richard F. Bunch III
President and Chief Executive Officer

cc:	W. Robert Shearer, Akin Gump Strauss Hauer & Feld LLP
Shar Ahmed, Akin Gump Strauss Hauer & Feld LLP